SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2009

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F      ✓                                Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes  ____                                No       ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement on amended results prediction for the Year 2008 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on March 25, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: March 26, 2009

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Announcement
Amendment of Results Prediction for the Year 2008

China Petroleum & Chemical Corporation and all members of its board of directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accepts full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

This announcement is made pursuant to Rules 13.09(1) and 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I.           Predicted results for the period in issue

1.	Results prediction period: 1 January 2008 to 31 December 2008

2.
Previous disclosure of the predicted results and the disclosure time: on 23 January 2009, China Petroleum & Chemical Corporation (the "Company") issued Announcement on Profit Warning in respect of the Annual Results of the Year 2008 in China Securities Journal, Shanghai Securities News, Securities Times and website of Shanghai Stock Exchange, predicting that the net profit attributable to the parent company would decrease by more than 50% compared to the corresponding period of previous year.

3.
Amended results prediction position: the net profit attributable to the parent company during the period between 1 January 2008 and 31 December 2008 is expected to decrease by about 50% compared to the corresponding period of previous year. Detailed information will be disclosed in the annual report audited by the accounting firm.

4.	The results prediction has not been audited by registered accountants for the annual audit.

II.	Reasons for the discrepancy in the predictions: during the continuous development of the audit work in relation to annual results for 2008, the results prediction was amended.

III.
The results prediction has not been audited by registered accountants for the annual audit. The specific financial information for the year 2008 shall be referred to audited annual report of 2008. China Securities Journal, Shanghai Securities News and Securities Times are the newspapers designated by the Company for the purpose of disclosure. The information disclosed in the designated newspapers and the website of Shanghai Stock Exchange shall prevail.  Investors are advised to exercise caution in the investment risk.

By order of the Board China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors

Beijing, PRC, 25 March 2009

As at the date of this Announcement, the directors of the Company are Messrs. Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

# Executive Directors
* Non-executive Directors
+ Independent Non-executive Directors